EXHIBIT F-2


                          [letterhead of Wendy E. Stark]

                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308
                               Phone: 330-384-5802


                                December 5, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  FirstEnergy Corp.; SEC File No. 70-10122

Ladies and Gentlemen:

     I refer to the Application-Declaration on Form U-1, as amended by Post-Effective Amendment No. 6 thereto, in File No. 70-10122 (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed by FirstEnergy Corp, an Ohio corporation ("FirstEnergy") and a registered holding company under the Act, and its public-utility and non-utility subsidiaries named therein ("Subsidiaries") seeking authorization for the proposed transactions described therein (the "Transactions"). All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Application.

     The Application seeks the authorization and approval of the Commission with respect to the ongoing external financing activities, intra-system financing activities, the provision of intra-system services and guarantees, certain investments and other matters pertaining to FirstEnergy and its Subsidiaries through the period ending February 8, 2006 (the "Authorization Period"). Specifically, it is requested that the Commission authorize:

          (a) External Securities of FirstEnergy. FirstEnergy to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries: (i) additional Common Stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, (ii) Preferred Stock and other forms of Preferred Securities, (iii) Long-term Debt, and (iv) Short-term Debt, in an aggregate amount not to exceed $4.5 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where FirstEnergy's capitalization is not increased as a result thereof), provided that the aggregate amount of Short-term Debt at any time outstanding shall not exceed $1.5 billion.

          (b) Interest Rate Hedging Transactions. FirstEnergy and, to the extent not exempt under Rule 52, the Utility Subsidiaries to enter into and perform Hedge Instruments and Anticipatory Hedges to manage volatility of interest rates


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associated with its and its Subsidiaries' outstanding indebtedness and anticipated debt offerings;

          (c) Employee/Shareholder Plans. FirstEnergy to issue and/or purchase on the open market for purposes of reissuance up to 30 million shares of Common Stock and/or stock options or other stock-based awards exercisable for Common Stock pursuant to Stock Plans maintained by FirstEnergy for the benefit of shareholders, officers, directors and employees;

          (d) Rights Agreement. FirstEnergy to issue one Right together with each share of Common Stock issued in accordance with the authority requested;

          (e) Utility Subsidiary Short-term Debt. JCP&L, Penn Power, Met-Ed, Penelec and ATSI to issue and sell Short-term Debt from time to time in an aggregate principal amount at any time outstanding not to exceed (i) in the case of JCP&L and Penn Power, the limitation on short-term indebtedness contained in their respective charters ($428 million and $50 million, respectively, as of December 31, 2002), (ii) $250 million in the case of each of Penelec and Met-Ed, and (iii) $500 million in the case of ATSI;

          (f) FirstEnergy Guarantees. FirstEnergy to provide FirstEnergy Guarantees on behalf of its Subsidiaries in an aggregate amount which, taking into account any Non-Utility Subsidiary Guarantees, will not exceed $4.0 billion outstanding at any time;

          (g) Money Pools. FirstEnergy to maintain and continue funding the Utility Money Pool and Non-Utility Money Pool (together, the "Money Pools"), and, to the extent not exempt under Rule 52, the Subsidiaries to borrow and extend credit to each other through the Money Pools (and in connection therewith, to issue and acquire demand notes evidencing such borrowings and extensions of credit);

          (h) Loans to Less Than Wholly-Owned Non-Utility Subsidiaries. FirstEnergy and the Non-Utility Subsidiaries to make loans to less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

          (i) Tax Allocation Agreement. Applicants to enter into a Tax Allocation Agreement with respect to tax year 2002 and later years that does not conform in all respects to the requirements of Rule 45(c);

          (j) Changes in Subsidiary Capitalization. Applicants to change the capitalization of any Subsidiary 50% or more of whose stock is held by any Applicant;

          (k) Dividends from Capital and Unearned Surplus. Non-Utility Subsidiaries to declare and pay dividends out of capital and unearned surplus, subject to certain limitations;

          (l) Investments in Non-Utility Companies. FirstEnergy to make additional investments in Energy-Related Companies and certain other types of Non-Utility Subsidiaries;


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          (m) Expenditures on Development Activities. FirstEnergy to expend, directly or through Non-Utility Subsidiaries, up to $300 million at any time on Development Activities relating to potential new investments in non-utility businesses;

          (n) Activities Outside the United States. Energy-Related Companies to engage in certain non-utility energy activities outside the United States;

          (o) Consolidation of Non-Utility Subsidiaries. FirstEnergy to consolidate the direct and indirect ownership interests in certain existing non-utility businesses and former subsidiaries of GPU under one or more existing or future Non-Utility Holding Companies; and

          (p) Exemptions from At-Cost Pricing. Non-Utility Subsidiaries to provide services and sell goods to each other at market prices determined without regard to cost in certain specified circumstances; and extension of the interim exemption from at-cost pricing to allow FEFSG to continue to provide maintenance and repair services to FirstEnergy's pre-merger Utility Subsidiaries (namely, Ohio Edison, Toledo Edison, Cleveland Electric, Penn Power, NONGC and
ATSI) under At-Market Service Arrangements.

     I am Associate General Counsel of FirstEnergy Corp. and have acted as counsel for the Applicants in connection with the filing of the Application. In connection with this opinion, I (or persons under my supervision) have examined the Application and the exhibits thereto, and originals, or copies certified to my satisfaction, of such corporate records of FirstEnergy and the Subsidiaries, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transactions, certificates of officers and representatives of FirstEnergy and the Subsidiaries, and such other documents, records and matters of law as I have deemed necessary for the purposes of this opinion. I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of FirstEnergy and other appropriate persons and statements contained in the Application.

     Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, I am of the opinion that, in the event the Transactions are consummated as described in the Application:

     1. All laws of the State of Ohio and Commonwealth of Pennsylvania applicable to the Transactions will have been complied with.

     2. FirstEnergy and each other Applicant proposing to issue securities that is organized under Ohio or Pennsylvania law is validly organized and duly existing.

     3. The Common Stock and Preferred Stock proposed to be issued by FirstEnergy will be validly issued, fully paid and nonassessable and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Amended Articles of Incorporation of FirstEnergy.


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     4.   The Long-term Debt and Short-term Debt proposed to be issued by
FirstEnergy and certain Utility Subsidiaries will be valid and binding obligations of the issuer thereof in accordance with its terms.

     5. The consummation of the Transactions will not violate the legal rights of the lawful holders of any securities issued by FirstEnergy or any "associate company" of FirstEnergy, as defined under the Act.

     The opinions expressed herein are subject to the following assumptions or conditions:

          (i) The authorizations and approvals of the Transactions given by the Board of Directors of any Applicant and, if necessary, the shareholders of any Applicant shall remain in effect at the closings thereof and such Transactions shall have been conducted in accordance with the applicable authorizations and approvals.

         (ii) The Commission shall have duly entered an appropriate order or orders granting and permitting the Application to become effective with respect to the Transactions.

        (iii) The Transactions shall have been accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all state and federal commissions or regulatory authorities having jurisdiction over any of the Transactions and all such required approvals, authorizations, consents, certificates, orders and registrations shall remain in effect at the closings thereof.

         (iv) The Applicants shall have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

          (v) With respect to any issuance of securities, a registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such act with respect to such issuance.

     I am admitted to practice law in the State of Ohio and the Commonwealth of Pennsylvania, and I do not express any opinions with respect to laws other than those of the State of Ohio and Commonwealth of Pennsylvania. I understand that Thelen Reid & Priest LLP will rely on this opinion in giving its opinion with respect to the subject matter hereof and I hereby consent to such reliance.


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     I hereby consent to the filing of this opinion as an exhibit to the
Application. This opinion letter is intended solely for the use of the Commission and, except as stated in the preceding paragraph, may not be relied upon by any other person for any other purpose.


                                         Respectfully yours,


                                         /s/ Wendy E. Stark
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